FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

HIUG: Healthcare Group Supports PeopleSoft, Estimates Cost and Disruption Under Oracle

Healthcare Group Supports PeopleSoft; Estimates Tremendous Costs and Disruption to Healthcare; Applauds Board Decision to Reject Increased Offer

OKLAHOMA CITY—(BUSINESS WIRE)—June 20, 2003—The Healthcare Industry User Group (HIUG), an independent organization, with representation from healthcare organizations from across the nation, supports and commends the PeopleSoft Board of Directors for rejecting Oracle’s most recent hostile takeover offer. The action demonstrates PeopleSoft’s continued commitment to its healthcare customer base.

“Their offer to help us migrate our applications to a different suite is anything but reassuring,” stated Akbar Sultan, HIUG Chairperson. “At a time when 44 million Americans remain uninsured and the economy is in a downturn, healthcare institutions have a responsibility to use their resources wisely. Investing millions of dollars migrating to an ERP solution that most of us did not choose in the first place is clearly not in our best interest. In addition to the monetary investment, the training time for staff would pose a real threat of placing our core business processes at risk.”

The HIUG represents 370+ Healthcare organizations comprised of over 4500 healthcare facilities and 3.5 million employees. Organizations include the Lahey Clinic, in Burlington, Mass., The University of Texas Medical Branch in Galveston, Texas and Health First in Rockledge, Fla.

More information on HIUG can be found at http://www.pshealthcareiug.com/.

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.